Exhibit 99.13

Bank & Thrift - Ownership

Street Talk: Shareholder pas de deux
August 19, 2005 7:47 AM
By Shannon Fitzgerald

Putnam LLC is in the process of increasing its stake in Commerce Bancorp Inc. to as high as 15%. And that’s just fine with the Cherry Hill, N.J.-based bank.

The Marsh & McLennan Cos. unit currently is Commerce’s second-largest institutional shareholder, with a 10.2% stake as of June 30, and has been telling Commerce management for over a year that they were going to increase their stake.

“We think down the road that that’s a favorable thing for the stock, if they were to seek to buy another 8 or 9 million shares,” Ed Jordan, Commerce’s head of investor relations, told SNL Financial.

Putnam began the process of notification of intent in mid-June, filing with the Federal Reserve Bank of Philadelphia on June 27 and, as of last week, had not yet received comments back from the Fed, said Jordan.

“Putnam has been a 10% owner for five-plus years and we have a great relationship and we view it as very, very positive and they’re a quality shareholder. They are in the stock for the long term and they’re supportive of management, and that’s the kind of shareholder that we would like to have,” Jordan said.

Despite the bank not having a poison pill, Jordan emphasized Commerce’s comfort with its institutional shareholders increasing their stakes to ever-higher levels, noting that there has been “some buzz” that one of the bank’s other top three shareholders has been working to increase its position, which won’t be made public until later in the year.

As of June 30, TCW Asset Management Co. held 11.2% of Commerce’s shares and Gilder Gagnon Howe & Co. was in the third spot with 6.5%.

Jordan said that TCW accumulated the entirety of its position during the fourth quarter of 2004 and first quarter of the year, “while the commotion was going on with the legal matters and so forth and they spent a significant amount of time all last year, meeting with management [and] doing their own due diligence.”

He continued: “We view it as a real positive sign for them to take a stand in the middle of a period of time where there were a lot of uncertainties. Somehow, they reached comfort and bought a lot of stock.”

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Relational Investors has yet to hold their “forum” for Sovereign Bancorp Inc. shareholders, but already their efforts to boost value are starting to pay off. And many of Relational’s institutional peers couldn’t be more pleased that someone has stepped up to put the squeeze on Sovereign management.

The San Diego-based asset manager first mentioned hosting such a meeting in their May filing, while pushing for a recomposition of the board, improved operating metrics and capital ratios, and the curtailment of acquisitions. Relational later upped its ownership stake to 6.51% in early July – and word is that the forum will be held in mid to late fall.

Already, Sovereign has given some concessions. The company said it will pay its directors a flat cash-and-stock compensation in lieu of the previous bonus plan. It has also been actively buying back its stock and has stopped giving quarterly guidance.

Still, one of the most interesting things about this situation is that, unlike most activist investors, Relational isn’t in this for Sovereign to sell.

“Bank and thrift investors and analysts are not used to seeing activist positions taken in such large market cap names and so people continue to be a little bit suspect of how this is going to work with a story like Sovereign, which is so much larger than some of the more vulnerable smaller cap-type names typically targeted by activist folks,” one source very familiar with the Philadelphia-based thrift and its shareholder base told SNL.

And while Sovereign may be a larger name than we’re used to seeing such an activist position in, it is much smaller than names in which Relational typically bothers itself — names like National Semiconductor, J.C. Penney and Mattel.

“You will find a very successful track record predicated on building value in sizeable institutions over an extended period of time through tactics such as reorganizations, divestitures, management and board changes and corporate governance activities and really working with companies to create value organically over the long term,” our source told us.

“I think it will be really fun to watch this story develop as we head into the fall.”

Street Talk is a weekly online column highlighting Wall Street’s talk of the week and other general points of interest with a focus on financial institutions. We welcome questions, comments and tips from you, the readers. Please e-mail sfitzgerald@snl.com with your items.

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